John Hancock Financial Services
197 Clarendon Street, C-1 Boston, Massachusetts 02116 (617) 572-9197 Fax: (617) 572-9161 E-mail: jchoodlet@jhancock.com James C. Hoodlet Vice President and Counsel US Insurance Law

November 27, 2013

Via Edgar

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-4644

Re:       Amendment to Registration Statement of John Hancock Life Insurance Company (U.S.A.) (“Depositor”) and Separate Account A (“Registrant”)

File Nos. 811-4834, 333-179570 CIK No.: 0000801019

(Accession No.: 0001193125-13-410986)

Dear Commissioners:

Pursuant to Rule 477(a) under the Securities Act of 1933 (“1933 Act”), the Depositor and the Registrant hereby request withdrawal of Registrant’s Post-Effect Amendment No. 3 under the 1933 Act and amendment No. 50 under the Investment Company Act of 1940, to the above-referenced N-6 registration statement, filed with the Commission as a 485APOS submission on October 25, 2013. The Registrant and Depositor request the withdrawal to address formatting irregularities that occurred during the Edgar submission process.

The Registrant and Depositor confirm that no securities have been sold in reliance on the above-referenced amendment.

Thank you for your attention to this matter. Please contact me should you have any questions or require additional information.

Sincerely,

/s/ James C. Hoodlet